SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-Held Company)

Corporate Taxpayer's ID (CNPJ/MF): 06.164.253/0001-87

Company Registry (NIRE): 35.300.314.441

General Information regarding Annual Shareholders’ Meeting of the Company

Pursuant to CVM Instructions 480/2009 and 481/2009, and given that our Annual Shareholders’ Meeting is scheduled for April 30, 2015, we hereby herein gather in this document the information envisaged in items 10 (Management’s Comments), 12 - 12.6 to 12.10 - (Annual Shareholders’ Meeting and Management) and 13 (Management Compensation) of the Reference Form, instituted by CVM Instruction 480/2009.

In addition: (i) the Management Report for the last fiscal year; (ii) the financial statements; (iii) the independent auditors’ report; (iv) the proposal for the allocation of 2014 net income; (v) the earnings release for the fourth quarter of 2014 and for fiscal year of 2014, filed with the Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM) on March 30, 2015 (vi) the proposal for Management’s compensation to be determined by the 2015 Annual Shareholders’ Meeting; and (vii) the audit committee’s report; are available to the shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and the BMF&Bovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br).

São Paulo, March 30, 2015.

MANAGEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.